

November 13, 2014

Via E-mail
Carlin G. Conner
President and Chief Executive Officer
Rose Rock Midstream, L.P.
Two Warren Place
6120 S. Yale Avenue, Suite 700
Tulsa, Oklahoma 74136-4216

      Re: Rose Rock Midstream, L.P.
           Registration Statement on Form S-3
           Filed October 24, 2014
           File No. 333-199600
           Form 10-K for Fiscal Year Ended December 31, 2013
           Filed February 28, 2014
           File No. 1-35365

Dear Mr. Conner:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

1. Please be advised that we will not be able to accelerate the effectiveness of your registration statement until you have cleared all comments on your periodic reports.

Form 10-K for Fiscal Year Ended December 31, 2013

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

Notes to the Consolidated Financial Statements

Note 3 – Acquisitions, page F-12

SemCrude Pipeline, LLC, page F-12

2.   We note that you acquired a 33% interest in SemCrude Pipeline, LLC ("SCPL") from
        SemGroup Corporation ("SemGroup") in January 2013 for $189.5 million of cash, 1.5
        million common units, and 1.25 million Class A units. An additional 33% interest in
        SCPL was acquired in December 2013 for $173.1 million of cash, 1.5 million common
        units, and 1.25 million Class A units. Disclosure in your Form 10-K states that these
        acquisitions were accounted for as transactions between entities under common
        control. With reference to the relevant authoritative literature, please explain your
        accounting treatment for the consideration issued to acquire these interests in SCPL.

Barcas Field Services, LLC, page F-13

3.   We note that you recognized goodwill of approximately $28.3 million in connection with
        the acquisition of the assets of Barcas Field Services, LLC in September 2013. Your
        disclosure states that this goodwill primarily represents the value of synergies, the
        opportunity to use the acquired business as a platform for growth, and the acquired
        assembled workforce. Please revise your disclosure to provide additional detail
        explaining the nature of the synergies referred to in your filing.

4.   You state that you received an independent appraisal of the fair value of the assets
        acquired in the acquisition of Barcas Field Services, LLC. As your Form 10-K is
        incorporated by reference into your filing on Form S-3, please tell us how you considered
        providing valuation reports and consents from third party valuation experts or remove all
        references to the use of third party valuation experts from your submission. Refer to
        Question 233.02 of the Compliance and Disclosure Interpretations regarding Securities
        Act Rules.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
the Securities Exchange Act of 1934 and all applicable Securities Act and Exchange Act rules
require. Since the company and its management are in possession of all facts relating to a
company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they
have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

If you have questions regarding comments on the financial statements and related matters, please contact Sandy Eisen, Staff Accountant, at (202) 551-3864, or Ethan Horowitz, Branch Chief, at (202) 551-3311. Please contact Karina Dorin, Attorney-Advisor, at (202) 551-3763 or, in her absence, me at (202) 551-3745 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director